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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended December 31, 2001 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission file number 1-4837

Tektronix, Inc. 401(k) Plan
(Full title of Plan)

TEKTRONIX, INC.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Tektronix, Inc.
Tektronix 401(k) Plan
December 31, 2001 and 2000

INDEX

Page
Independent Auditors' Report	1
Financial Statements
Statements of Net Assets Available for Benefits for Years ended December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4–8
Signature	9
Exhibit 23, Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT

Investment and Administrative Committee
Tektronix 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

June 14, 2002

TEKTRONIX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(In Thousands)

	2001	2000
ASSETS:
Investment in Tektronix Master Retirement Trust (Note 3)	$696,211	$781,459
Employer contributions receivable	—	340
Employee contributions receivable	—	450

NET ASSETS AVAILABLE FOR BENEFITS	$696,211	$782,249

See notes to financial statements.

TEKTRONIX 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In Thousands)

	2001	2000
NET INVESTMENT INCOME (LOSS) FROM TEKTRONIX MASTER RETIREMENT TRUST (Note 3)	$(67,280)	$36,904
CONTRIBUTIONS:
Employer	10,468	9,868
Employee	16,048	16,177
BENEFIT PAYMENTS	(53,050)	(101,590)

NET DECREASE	(93,814)	(38,641)
TRANSFER OF ASSETS (Note 8):
CPID	—	(126,314)
Other	7,776	(7,531)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	782,249	954,735

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$696,211	$782,249

See notes to financial statements.

TEKTRONIX 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF THE PLAN

  The following brief description of the Tektronix 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information regarding the amount and type of benefits, vesting, and other provisions of the Plan.

  General—The Plan is a defined contribution plan covering all regular employees of a participating Tektronix, Inc. company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Contributions—Participants can elect to have Tektronix, Inc. contribute from 1% to 19% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants each year to the Tektronix Basic Contribution Stock Account plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant's allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

  Participant Accounts—Each participant account is credited with contributions and an allocation of the Plan's earnings. Contributions are allocated based on the participant's election and earnings are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Basic Contribution Stock Account. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7.0% to 10.8%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

  Vesting and Benefits—Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, annuity contracts, or a combination thereof. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.    SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The Plan's financial statements are prepared on the accrual basis of accounting.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Administrative Expense—Certain expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

  Income Tax Status—The Plan obtained its latest determination letter dated May 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC. The Plan has applied for a new determination letter and is awaiting a response from the Internal Revenue Service.

  Withdrawals—Payments to participants are recorded when paid.

3.    INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

  All of the Plan's investment assets are held in the Tektronix Master Retirement Trust (the "Trust"), which is a master trust established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. The majority of the Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings on assets that are investments of both plans are allocated to the plans based on each plan's share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:

    Tektronix 401(k) Plan
    Tektronix Cash Balance Plan

  For investment purposes, the assets of the Trust are divided among nine different funds. The first six of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. Employer basic contributions are automatically invested in the Tektronix Basic Contribution Stock Account which is a nonparticipant-directed fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the Trust are as follows:

    Employee Investment Options

    Stable Fund invests in insurance company investment contracts and a money market mutual fund.

    Balanced Fund invests in a balanced mix of common stocks and U.S. government and corporate debt obligations.

    Stock Index Fund invests in common stocks of large U.S. companies.

    Small and Medium Company Stock Fund invests in the stocks of small and medium-sized companies.

    International Stock Fund invests in stocks of companies that are located outside the United States.

    Tektronix Company Investment Fund invests employee contributions and employer matching contributions in the common stock of Tektronix, Inc., the Plan Sponsor.

    Other

    Tektronix Basic Contribution Stock Account invests employer basic contributions in the common stock of Tektronix, Inc., the Plan sponsor.

    Loan Fund accounts for participant loan balances.

    Pension Fund invests in a diversified portfolio of assets.

  The Trust values marketable securities at the closing, quoted market price on the valuation date. Interest-bearing and noninterest-bearing cash and participant loans are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at contract value which approximates fair value (see Note 7). The value of synthetic insurance contracts is segregated by the underlying investments, which are based on the fair value as determined by quoted market prices, and the benefit responsive wrappers, which are valued as the difference between the fair value of the underlying assets and the contract value of the wrapper. The value of derivative instruments is based on quoted market prices, if available, or estimates based on the nature of the derivative instruments in relation to current market conditions. The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner's share of the unrealized gain or loss on the investment. The fair value of investments in common and collective trusts is based on the fair values of the underlying investments, which are based on quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  At December 31, 2001 and 2000, the Plan's interest in the net assets of the Trust was approximately 61% and 60%, respectively.

  The net assets of the Trust at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Accrued income receivable	$2,769	$3,661
Noninterest-bearing cash	2,182	6,119
Interest-bearing cash	6,998	7,140
U.S. government securities	96,651	259,085
Corporate debt — preferred	44,770	82,577
Corporate debt — other	56,398	66,738
Preferred stock	1,789	2,441
Common stock — Tektronix, Inc.	96,508	128,619
Common stock — other	377,086	448,749
Partnerships and joint ventures	45,165	54,122
Real estate — income-producing	247	2
Real estate — non-income-producing	—	1,834
Participant loans	7,682	8,044
Common and collective trusts	151,791	178,089
Registered investments	70,391	90,195
Insurance contracts	201,112	170,384
Pending sales	44,370	119,055
Pending purchases	(73,489)	(325,634)

Total	$1,132,420	$1,301,220

  The components of the Trust's total investment return for the years ended December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Net depreciation in fair value of investments	$(128,759)	$(13,717)
Interest	16,259	26,376
Dividends	5,846	6,089

Total investment income (loss)	$(106,654)	$18,748

  The following table presents the net appreciation (depreciation) in fair value of the Trust's investments, by investment type (in thousands):

	2001	2000
U.S. government securities	$1,913	$10,322
Corporate debt—preferred	804	1,774
Corporate debt—other	1,093	1,707
Preferred stock	(453)	(372)
Common stock	(99,990)	(2,793)
Partnerships and joint ventures	341	(16,257)
Real estate—income-producing	—	2
Common and collective trusts	(18,331)	(17,657)
Registered investments	(19,113)	8,680
Insurance contracts	4,977	877

Net depreciation in fair value of investments	$(128,759)	$(13,717)

4.    CONCENTRATION OF RISK

  The Trust's assets consist primarily of financial instruments including cash, government and agency securities, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, loans, common and collective trusts, registered investments, and insurance contracts. The financial instruments may subject the Plan to concentrations of risk as, from time to time, balances in cash exceed amounts insured by the Federal Deposit Insurance Corporation, market values of debt securities are dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.    BENEFIT PRIORITIES UPON TERMINATION

  Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

  Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to nonparticipant-directed investments held in the Tektronix Basic Contribution Stock Account (see Note 3) are as follows for the years ended December 31, 2001 and 2000 (in thousands):

	Year Ended December 31,
	2001	2000
Net assets available for benefits:
Investment in Tektronix Master Retirement Trust	$78,408	$105,440
Employer contributions receivable	—	137

Total	$78,408	$105,577

Changes in net assets available for benefits:
Net investment income (loss) from Tektronix
Master Retirement Trust	$(24,239)	$49,243
Employer contributions	3,888	2,404
Benefit payments	(4,438)	(16,706)
Transfer of assets out of the Plan	—	(20,800)
Interfund transfers	(2,380)	(4,559)

Total	$(27,169)	$9,582

7.    CONTRACTS WITH INSURANCE COMPANIES

  The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged from approximately 4.39% to 7.13% and 5.64% to 7.13% for the years ended December 31, 2001 and 2000, respectively. The crediting interest rates are based on formulas agreed upon with each issuer.

8.    TRANSFER OF ASSETS

  On January 1, 2000, the Color Printing and Imaging Division ("CPID") of Tektronix, Inc. was sold to a third party. As a result of this transaction, the Plan assets associated with the former CPID employees were transferred via a trust-to-trust transfer from the Plan to the trustee of the third party purchaser's plan. The CPID transfer was recorded in the Plan's 2000 financial statements in the amount of $126,314,000. The majority of the Plan assets were transferred during the first week of January 2000, with the remaining assets transferred during the first week of February 2000. In addition, various other transfers in and out of the Plan occurred during 2000 and 2001. The dollar amount of these transfers was not material to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEKTRONIX, INC. 401(k) PLAN
Date: June 24, 2002	By:	/s/ JAMES S. HARVEY James S. Harvey, Secretary Tektronix 401(k) Plan Administrative Committee

Exhibit Index

Document	Exhibit Number
Independent Auditors' Consent	23

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INDEX
  INDEPENDENT AUDITORS' REPORT
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000 (In Thousands)
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000 (In Thousands)
  NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000
SIGNATURE
  Exhibit Index